Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

(Unaudited)

	Nine Months Ended September 30,
	2006	2005
Earnings:
Income before taxes	$153.0	$163.5
Add (deduct):
Equity in income of non-consolidated affiliates	(37.7)	(26.9)
Amortization of capitalized interest	0.1	0.1
Fixed charges as described below	22.8	21.6

Total	$138.2	$158.3

Fixed Charges:
Interest expensed	$15.3	$14.8
Estimated interest factor in rent expense(1)	7.5	6.8

Total	$22.8	$21.6

Ratio of earnings to fixed charges	6.1	7.3

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.